Exhibit 7(c)

For Protective’s Premiere Executive Variable Life product:

Generali USA Life Reassurance Company (formerly Business Men’s Assurance Company of America) (Kansas City, Missouri)
SCOR Life U.S. Re Insurance Company (Addison, Texas)
Security Life of Denver Insurance Company (Denver, Colorado)
Swiss Re Life & Health America Inc. (Stamford, Connecticut)
Munich American Reassurance Company (Atlanta, GA)
RGA Reinsurance Company (St. Louis, Missouri)